Stewart L. McDowell Direct: +1 415.393.8322 Fax: +1 415.374.8461 SMcdowell@gibsondunn.com

September 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge
Robert Littlepage
Anna Abramson
Kathleen Krebs

Re:	Comment Letter dated August 12, 2021 regarding Consensus Cloud Solutions, Inc.
Registration Statement on Form 10-12B
Filed August 18, 2021
File No. 001-40750

Ladies and Gentlemen:

Consensus Cloud Solutions, Inc., a Delaware corporation (the “Company,” “Consensus,” “we” or “our”), is in receipt of the above-captioned comment letter from the Staff of the Division of Corporation Finance (the “Staff”) regarding the Company’s Registration Statement on Form 10-12B (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2021 (the “Initial Public Filing”).

On behalf of the Company, we have filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission today and have provided to the Staff with a copy of Amendment No. 1 marked against the Initial Public Filing. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text, followed by the Company’s response.

Information Statement Summary

Our Company, page 1

1.

Please revise to clarify the difference between subscribers, customers, and accounts as these terms are used throughout your filings, sometimes interchangeably. Please specifically address how users participating in a free trial period are considered in these definitions.

Response: We have revised the disclosure on page 3 and 76 of Amendment No. 1 in response to this comment. Because the terminology was used interchangeably for Consensus, we have revised our terminology to refer to customers rather than subscribers throughout the “Information Statement Summary,” “Risk Factors” and “Business” sections, and clarified where appropriate that “account” means a “customer account.” For Consensus, customers are counted for purposes of all customer metrics (including customer numbers, ARPA, Accounts, Paid Adds and Monthly Churn) at the time they become a paying customer. Participants in free trials are not counted as customers or included in any of these metrics.

U.S. Securities and Exchange Commission

September 2, 2021

Risk Factors

There are particular challenges..., page 12

2.

We note your response to prior comment 3. Please clarify what “different participants may define the healthcare interoperability industry somewhat differently” means and how that is a risk for your company.

Response: We have revised the disclosure on pages 13 and 14 of Amendment No. 1 in response to this comment.

Unaudited Pro Forma Combined Financial Statements

Notes to Unaudited Pro Forma Combined Financial Statements, page 48

3.	Please revise your discussion of adjustments (e) and (f) to explain how you determined the amount of each adjustment, including any material assumptions made.

Response: We have revised the disclosure on page 50 of Amendment No. 1 in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cloud Services Performance Metrics, page 52

4.

We note your response to prior comment 5. Please clarify if you track cancellations for your cloud services business customers in total, not just for “committed customers”. If so, please revise to quantify those cancellations for each period presented. Please also tell us why you consider cancellations for “committed customers” more meaningful than cancellations for all cloud services business customers.

Response: Historically, we have not tracked cancellations for our cloud services business customers in total, only for the customers described in footnote (3) on page 55 of Amendment No. 1. We historically considered cancellations for “committed customers” as more meaningful than cancellations for all cloud services business customers because management believed a metric focused on cancellations by customers that were ongoing users of our solutions to be more reflective of the health of the business than the failure of a user employing our service for a very short term or one-time need to sign up for ongoing use of our solutions. We note that in connection with the separation, we have reevaluated all of our metrics, and going forward all paying customers will be included in the calculation of Churn Rate as provided on page 77 of Amendment No. 1. While we continue to believe that our methodology for calculating Cancel Rate for Historical Cloud Services is a useful way of evaluating our business, we also believe that investors and analysts will find our new methodology easier to understand and use in their models, and accordingly we made that change to our method of calculating Churn Rate.

U.S. Securities and Exchange Commission

September 2, 2021

Results of Operations

Six Months Ended June 30, 2021 and 2020, page 53

5.

For each income statement line item, please revise to separately quantify the impact of each factor which impacted the fluctuations in amounts reported for each period. For example, in your discussion of revenue, please revise to separately quantify the increase in revenues for the six months ended June 30, 2021 that were attributable to acquisitions separate from organic growth. Please also separately quantify the negative impacts to revenue, revise to define the “certain areas” that were negatively impacted and explain the reasons for fluctuations in those areas. Please refer to Instruction 3 to Item 303(b) of Regulation S-K.

Response: We have revised the disclosure on pages 55 of Amendment No. 1 in response to this comment. We note to the Staff that that because so many expenses of the individual lines of business of Historical Cloud Services are commingled and not allocated to individual acquisitions within Historical Cloud Services, breaking them out among individual acquisitions is not meaningful.

Business, page 69

6.

Since this section addresses the Consensus business on a stand-alone basis, please revise any references to financial statement figures or metrics as appropriate to indicate where pro forma figures are presented. For example, both your discussion of revenue on page 70 and the table on page 73 appear to include pro forma figures but are not marked as pro forma.

Response: We have revised the disclosure on pages ii, 73, 76, 77, 78 and 79 of Amendment No. 1 in response to this comment.

Key Performance Indicators by Product, page 73

7.

Please clarify for us if your calculation of monthly churn captures cancellations for all customers or a subset, similar to the cancellation rate described on page 52. If cancellations are captured only after a certain period or for a certain type of customer, please revise your filing to more fully describe how monthly churn is calculated.

Response: Our calculation of monthly churn captures cancellations for all paying customers, regardless of period or type of customer.

8.

We note your disclosure in response to prior comment 8. Please clarify how your calculation of annual ARPA or quarterly ARPA provides investors with an understanding of the average monthly revenues you recognize per account associated with Consensus’ customer base.

Response: We have revised the disclosure on page 77 of Amendment No. 1 in response to this comment.

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U.S. Securities and Exchange Commission

September 2, 2021

We appreciate the opportunity to respond to your comments. If you have any questions regarding this letter or Amendment No. 1, please call me at (415) 393-8322 or e-mail me at SMcdowell@gibsondunn.com.

Very truly yours,

/s/ Stewart L. McDowell

Stewart L. McDowell

Gibson, Dunn & Crutcher LLP

cc:	Vivek Shah, Chief Executive Officer of J2 Global, Inc.

R. Scott Turicchi, Chief Financial Officer of J2 Global, Inc.

Jeremy D. Rossen, Executive Vice President, General Counsel and Secretary of J2 Global, Inc.

Barbara L. Becker, Gibson, Dunn & Crutcher LLP

Andrew L. Fabens, Gibson, Dunn & Crutcher LLP